July 12, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquisition, Inc.

Form 8-K/A

Filed June 13, 2016

File No. 000-55378

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 1, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form 8-K/A on June 13, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have amended the 8-K/A throughout (please see page 4, 6, 7, 8, 11, F9, and F14) to more accurately describe the position of ILS, of which is a supplier of the UDT Cup. We have amended the 8-K/A throughout to also amend the clerical error which stated that ILS directly manufacturers the UDT Cup, which they do not. Additionally, all instances that reference our licensing agreement we have amended to distribution agreement as it more accurately represents the agreement at hand with ILS. The distribution agreement is now attached as exhibit 10.2. We also acknowledge that we will reflect all changes to the 8-K/A in our S-1/A that we seek to file.

Business, page 5

1. We note your response to our prior comment 3. However, it appears that as a company involved in the distribution of a device approved by the U.S. Food and Drug Administration, you must comply with the FDA’s post market requirements. Please revise this section to discuss the applicable FDA requirements or explain why they are not applicable.

Company Response:

We have added the following to page 5:

“We are only a distributor (reseller) of the UDT Cup. As a distributor of the UDT Cup we are not required to have FDA approvals due to the CLIA waivers that are present for each panel of the UDT Cup.

Our supplier Innovative Laboratory Solutions, however, has obtained the following in order to act as a global supplier, importer, and exporter of the UDT Cup (Drug Of Abuse Cup):

SBD #155350
FDA User Fee Organization # 394392
Approved 04/03/2015 under the (MDUFA) Medical Device User Fee Act”

Description of Business, page 6

Current Product(s), page 7

2. We note your response to our prior comment 5. Item 601(b)(10) requires you to file material contracts as an exhibit to both a Form 10 and a Form S-1. To the extent you can demonstrate that disclosure of information in the agreement is likely to cause competitive harm and the information is not material to investors, you can redact limited portions of the agreement by filing a request for confidential treatment pursuant to Rule 24b-2. Please refer to the procedures detailed in Staff Legal Bulletin No. 1 (with addendum) (July 13, 2001). Please note that we will not grant confidential treatment for information that we deem material to an investor. Additionally, the terms that are material to an investor should be included in the discussion of your business. Accordingly, for each agreement, please disclose the following, as applicable:

- Each parties rights and obligations;

- Duration of agreement;

- Term and termination provisions;

- Payment provisions, which may include the following:

- Aggregate amounts paid or received to date under the agreement, including any up front or execution payments;

- Profit or revenue-sharing provisions, including a narrow range indicating the approximate royalty rate;

- Minimum purchase requirements; and

-The nature of the “special pricing¨ provisions.

Company Response:

We have attached herein, as exhibit 10.2, a copy of our agreement with Innovative Laboratory Solutions, also known as “ILS.” The Agreement that is attached as 10.2 is void of the material terms (blacked out parts) that if we made public would negatively impact our operations going forward due to the confidential information contained in the agreement.

Should the SEC request further review we would be willing to provide the agreement in its entirety if treated confidentially and not made public. If this is requested the Company requests that the SEC cite in the next comment letter where the agreement should be mailed to and who the agreement should be addressed to when sent out via regular mail.

3. We note your response to our prior comment 6. Please also provide us with the 510K number for the UDT Cup.

Company Response:

Due to the fact that the FDA issues the 510K only to the manufacturer of the product, and ILS is not the manufacturer of the UDT cup we were not able to obtain the 510K number.

We did obtain from ILS the FDA 510K approval letter for the CLIA waivers for each product line of the UDT Cup, with certain information blacked out as to prevent us from discovering the manufacturer that ILS uses to manufacture the UDT Cup. ILS stated to us that their manufacturer is confidential. The aforementioned approval letter for the CLIA waivers has been attached as exhibit 99.1 but is blacked out to prevent us from discovering the manufacturer that ILS uses to manufacture the UDT Cup.

 Under the section “Exhibits” we have added the following explanatory note:

“* We have obtained from ILS the FDA 510K approval letter for the CLIA waivers for each product line of the UDT Cup, with certain information blacked out as to prevent us from discovering the manufacturer that ILS uses to manufacture the UDT Cup due to confidentiality. This letter in its entirety was originally addressed to and provided to the manufacturer that ILS uses to manufacturer the UDT Cup.”

Risk Factors, page 8

4. We note your response to our prior comment 12. However, your revised disclosure does not address all of the concerns in our comment. Please revise this risk factor to explain the potential consequences of the going concern opinion including the potential impact on the value of your common stock and the possibility that you may have a more difficult time obtaining financing.

Company Response:

We have added the following disclosure to the risk factor on page 8:

“The going concern issued by our independent auditor may have a negative impact on the value of our common stock, although the extent of this negative impact is not known at this time. Additionally, we may have a more difficult time obtaining financing as a result of the going concern.”

Directors and Executive Officers, page 12

5. We note your response to our prior comment 16. Please revise your narrative discussion of Mr. Bingaman’s experience to identify the specific years and companies referred to in the following disclosure: “More recently, he led strategy and business plan development for a national physician medical billing roll up, lead executive in seven SaaS ventures and five Blue Ocean strategy projects and developed a mobile integrated health model.”

Company Response:

We have removed the aforementioned statement, “More recently, he led strategy and business plan development for a national physician medical billing roll up, lead executive in seven SaaS ventures and five Blue Ocean strategy projects and developed a mobile integrated health model.”

Description of Securities, page 16

6. We note that your Restated Certificate of Incorporation includes an exclusive forum provision at Article IX. Please revise this section to disclose the terms of the exclusive forum provision and its implications. Please also include risk factor disclosure that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

Company Response:

The following has been added to page 10 and page 16:

“Article IX of our Certificate of Incorporation states that “unless we, the “Company” also referred to herein as “the Corporation” consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation’s Restated Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation’s Restated Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX. Due to this provision, if a shareholder does not reside in Delaware then they may face difficulty bringing any action against us in a judicial forum due to the fact that all such claims must be made in the Court of Chancery of the State of Delaware. This may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.”

7. We note that your Bylaws include a fee-shifting provision at Article IX, Section 1. Please revise this section to disclose the terms of the fee-shifting provision and its implications, including:

-The types of actions subject to fee-shifting, including whether you intend to apply the provision to claims under the federal securities laws;

-The level of recovery required by the plaintiff to avoid payment; and

-Who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Please also address the validity of such provision in light of the adoption of DGCL §§102(f) and 109(b), which prohibits Delaware corporations from including fee-shifting provisions for internal corporate claims in their certificates of incorporation or bylaws. Additionally, please include risk factor disclosure that such a provision may deter shareholders from enforcing their rights under the federal securities laws and discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Company Response:

We have decided to remove Article IX, Section 1 of our By-laws. As a result of deleting section one we have changed the numbering of what was section two to section one. Our current By-laws are attached herein as exhibit 3.2.

Financial Statements, F-1

8. We acknowledge your responses to prior comments 20 and 21. We concur that the interim financial statements of Ihealthcare, Inc (Florida) for the quarterly period ended March 31, 2016 are not required in the Form 8-K. In order to fully evaluate your responses to these comments including the propriety of your pro forma financial information, and to ensure that the appropriate entity’s financial statements are provided in future periodic reports with application of the appropriate accounting and presentation of the appropriate periods, please address the following:

-Tell us how Ihealthcare, Inc. (Florida) accounted for its January 14, 2016 acquisition of Opulent Acquisition, Inc., including the terms of that acquisition and consideration it paid. Indicate which entity was deemed the accounting acquirer and why. Reference for us the authoritative literature to which Ihealthcare, Inc. relied.

-Tell us the terms of Ihealthcare, Inc (Florida)’s February 18, 2016 licensing agreement with Innovative Laboratory Solutions and how Ihealthcare, Inc. (Florida) accounted for the consideration paid. Reference for us the authoritative literature to which Ihealthcare, Inc. relied.

-Tell us the accounting treatment that will be ascribed to the April 22, 2016 merger between Ihealthcare, Inc. (formerly known as Opulent Acquisition, Inc.) and Ihealthcare, Inc. (Florida). Provide us a full analysis supporting this accounting, including which entity is deemed the accounting acquirer and why. Reference for us the authoritative literature to which you rely.

Company Response:

We have added the following to page F14:

“The result of the January 14, 2016 transaction was Ihealthcare, Inc. (formerly Opulent) became the wholly owned subsidiary of Ihealthcare, Inc. (Florida).  Due to management’s intent to merge Ihealthcare, Inc. (formerly Opulent) and Ihealthcare, Inc. (Florida) at a later date the $25,000 paid by Ihealthcare, Inc. (Florida) was accounted for in Paid in Capital of Ihealthcare, Inc. (Florida). This was based on a conclusion that Ihealthcare, Inc. (formerly Opulent) would not qualify as a business under ASC 805 due to Ihealthcare, Inc.’s (formerly Opulent) lack of assets, operations, inputs or processes at the acquisition date. The use of Fair Value and purchase accounting did not appear appropriate considering the aforementioned facts and management’s intent to merge the entities. Management took a view at the acquisition date towards 805-50 and the eventual use of the rules covering a merger of entities under common control.”

“On February 18, 2016 we, Ihealthcare, Inc., a Florida Company, entered into a distribution agreement with Innovative Laboratory Solutions “ILS” granting us the rights to sell and distribute the product of which they are a supplier for, known as the “UDT Cup” Multi-Panel [16] urinalysis cup. No consideration has been paid by us to ILS in order to enter into this agreement with them. The agreement is now attached as exhibit 10.2, attached herein.”

“On April 22, 2016, Ihealthcare, Inc. (formerly Opulent) and Ihealthcare, Inc. (Florida) were under common control. Ihealthcare, Inc. (formerly Opulent) was 100% owned by Ihealthcare, Inc. (Florida). Due to the parent subsidiary relationship on April 22, 2016, under ASC 805-50, the transaction is being accounted for similar to a pooling of interests with carryover basis being used and go forward reporting will have the entities combined from the first day of the first period presented.”

*Per the last statement above: If the commission deems it appropriate to combine the January 14, 2016 and April 22, 2016 transactions based on management’s original intent and account for the transaction as a reverse merger and recapitalization, management would not object. That treatment would remove the historical information of Opulent which is deemed immaterial.

The Company acknowledges that:

- we are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 12, 2016

/s/ Noel Mijares

Noel Mijares

President& CEO